Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SOUNDBITE COMMUNICATIONS, INC.

at

$5.00 Net Per Share

by

SONAR MERGER SUB INC.

a wholly-owned subsidiary

of

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, JULY 1, 2013, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	June 4, 2013

Sonar Merger Sub Inc., a Delaware corporation (the “Offeror”) and a direct, wholly-owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Genesys”), is making an offer to purchase all outstanding shares of common stock, par value $0.001 per share (each a “Share” and collectively, the “Shares”), of SoundBite Communications, Inc., a Delaware corporation (“SoundBite”), at $5.00 per share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated June 4, 2013;

2.	Letter of Transmittal to be used by shareholders of SoundBite in accepting the Offer;

3.	The Letter to Shareholders of SoundBite from the Chief Executive Officer of SoundBite accompanied by SoundBite’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

5.	Notice of Guaranteed Delivery with respect to the Shares.

We request that you contact your clients promptly. Please note that the offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on Monday, July 1, 2013, unless the offer is extended.

Neither Offeror nor Genesys will pay any fees or commissions to any broker or dealer or other person (other than American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, and AST Phoenix Advisors, the Information Agent for the Offer, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Offeror upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent for the Offer at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

Genesys Telecommunications Laboratories, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE OFFEROR, GENESYS, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.